UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

EMERGENCY FILTRATION PRODUCTS, INC.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
____________________________________________________________________________________
(Title of Class of Securities)

290925106
_______________________________________________________
(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2005
______________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 3,374,500
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 3,374,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,399,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 3,374,500
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 3,374,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,374,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.03%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

This Amendment No. 2 to Statement on Schedule 13D filed on January 18, 2005 is filed with respect to the shares of common stock, $.001 par value ("Common Stock"), of Emergency Filtration Products, Inc. (the "Company"). The address of the Company is 175 Cassia Way, Suite A115, Henderson, Nevada 89014. This Amendment No. 2 is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 2 is $182,738.50.  The shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

Austin is the sole Managing Member of ECH. Acting on behalf of ECH, Austin purchased from February 9, 2005 to February 23, 2005 a total of 350,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $182,738.50. The primary source of funds for these purchases was existing funds of ECH.

All dollar amounts are in United States Dollars.

Item 5. Interest in Securities of the Issuer

(a)

Austin is the beneficial owner of 3,399,500 shares of Common Stock (10.10% based on the 33,647,848 shares of Common Stock outstanding as of October 21, 2004 as reported in the Company's Form S-2 Registration Statement filed on October 29, 2004), in his personal capacity, as trustee for certain family trusts and as sole Managing Member of ECH. ECH is the beneficial owner of 3,374,500 shares of Common Stock (10.03% based on the 33,647,848 shares of Common Stock outstanding as of October 21, 2004 as reported in the Company's Form S-2 Registration Statement filed on October 29, 2004).

(b)

Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 25,000 shares of the Common Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of 3,374,500 shares of Common Stock.

(c)

Since Amendment No. 1 filed on February 7, 2005 by the Reporting Persons of the Statement on Schedule 13D, ECH purchased an aggregate of 350,000 shares of Common Stock in the following transactions, each of which was made in a broker's transaction in the open market.

Date	Transaction	No. of Shares	Price
2/09/2005	Purchase	160,000	87,888.00
2/10/2005	Purchase	115,000	58,500.50
2/17/2005	Purchase	20,000	9,500.00
2/18/2005	Purchase	5,000	2,350.00
2/23/2005	Purchase	50,000	24,500.00

(d)	No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, the various trusts cited herein, Austin and any person with respect to any securities of the Company.

Item 7. Materials to Be Filed as Exhibits

No Exhibits.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2005	/s/ Josiah T. Austin
Josiah T. Austin
Individually, as the Sole Managing
Member of ECH, and as Trustee on Behalf of the
Aforementioned Trusts.